 TOUGHBUILT INDUSTRIES, INC.

8669 Research Drive

Irvine, CA 92618

Telephone: (949) 528-3100

June 16, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	ToughBuilt Industries, Inc. Registration Statement on Form S-1 (File No. 333-271181) Acceleration Request

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will become effective at 9:00 A.M. (Eastern Time) on Wednesday, June 21, 2023 , or as soon thereafter as is practicable.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Carmel, Milazzo & Feil LLP by calling Philip Magri, Esq. at (954) 303-8027. If you have any questions regarding this request, please contact Philip Magri.

Very truly yours,

By:	/s/ Michael Panosian
Name:	Michael Panosian
Title:	Chief Executive Officer (Principal Executive Officer)